#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                                                                                                             September 3, 2010
For Immediate Release                                                                                                                                                                                                                                                                                                 NR#10-14

MAG Silver Appoints Michael Petrina, P.ENG

as Vice President Operations

Vancouver, B.C.... MAG Silver Corp. (TSX:MAG; NYSE-A:MVG) (“MAG” or “the Company”) is pleased to announce the appointment of Michael Petrina, P.ENG, MBA, as Vice President Operations of the Company.

Mr. Petrina brings over 25 years of extensive experience in operations, engineering, mine development, financial modelling and acquisition analysis, and is a past technical advisor and engineering consultant for numerous mining companies.  He is a Professional Engineer (P.ENG, Mining) registered in British Columbia and holds a MBA from the University of Athabasca. Mr. Petrina recently held the position of Vice President, Mining for Hawthorne Gold Corp. and has worked directly for or as a consultant for Candente Resource Corp., Adriana Resources Ltd., Adanac Molybdenum Corporation, Pan American Silver Corporation and Breakwater Resources Ltd.

Dan McInnis, President and CEO of the Company stated, "Michael Petrina, as Vice President Operations, will play an integral role in taking MAG Silver to the next level.  We have begun a prefeasibility study on the Valdecañas Vein and are advancing the Pozo Seco molybdenum/gold deposit.  Mike’s experience and expertise will go a long way to provide MAG the direction needed to move forward. We expect Mike to also play a key role in our strategic initiatives as we look to grow the business.”

About MAG Silver Corp.

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a molybdenum-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and Chief Executive Officer

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For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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